UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 25)*

Capital City Bank Group, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

13974105

(CUSIP Number)

Jeptha E. Larkin

217 North Monroe Street

Tallahassee, Florida 32301

(850) 402-7821

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13974105	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William Godfrey Smith, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
Not applicable.

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,871,309
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,871,309
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,871,309

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 16.9%

14.	Type of Reporting Person IN

CUSIP No. 13974105	Page 3 of 5 Pages

AMENDMENT NO. 25 TO SCHEDULE 13D

This Amendment No. 25 amends and supplements the Statement on Schedule 13D and all subsequent amendments filed by the Reporting Person (as amended, the “Schedule 13D”). The items of the Schedule 13D referred to below are amended and supplemented by the addition of the information included below. Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)

	Number of Shares	Percentage Ownership**
William G. Smith, Jr.	2,340,848	13.8%
Capital City Bank as Custodian for William G. Smith, Jr., IRA	5,767	*
SSX2, LLC	524,694	3.1%
	2,871,309	16.9%

Paula P. Smith (spouse)	55,666	*
Capital City Bank as Custodian for Paula P. Smith, IRA	5,419	*
	61,085	*

* Less than 1%.

** Based on 16,941,553 shares of CCBG Common Stock outstanding as of June 28, 2024.

Under the definition of “beneficial ownership” in Section 13d-3 of the Act, and the rules and regulations promulgated thereunder, Mr. Smith may be deemed to be a beneficial owner of 61,085 shares of CCBG Common Stock held by his wife Paula P. Smith, and Capital City Bank as Custodian for the Paula P. Smith, IRA. Neither the filing of this statement nor any of its contents shall be deemed to be an admission that Mr. Smith is the beneficial owner of these shares.

(b)	The Reporting Person has the sole power to vote or to direct the vote of, and sole power to dispose of or direct the disposition of, 2,871,309 shares of Common Stock referenced in paragraph (a) of this Item 5 consisting of (a) 2,340,848 shares held directly, and (b) 5,767 shares held by Capital City Bank as custodian for the William G. Smith, Jr., IRA.

The Reporting Person has no voting or investment power with respect to the 61,085 shares of CCBG Common Stock held by his wife, Paula P. Smith, and by Capital City Bank as Custodian for the Paula P. Smith, IRA. Pursuant to Rule 13d-4 promulgated under the Act, the Reporting Person disclaims beneficial ownership of such shares.

(c)	None.
(d)	Not applicable.
(e)	Not applicable.

CUSIP No. 13974105	Page 4 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

On July 15, 2024, the Reporting Person entered into a Pledge Agreement (the “Pledge Agreement”) with The Northern Trust Company, an Illinois banking corporation (the “Lender”) and The William Godfrey Smith, Jr. Irrevocable Insurance Trust - 2012, a Florida Trust (the “Borrower”) in connection with a loan obtained by the Borrower for estate planning purposes. As security for his obligations under the Pledge Agreement, the Reporting Person pledged, among other collateral, 600,000 shares of CCBG Common Stock held directly by the Reporting Person (the “Pledged Securities”) to the Lender. All voting rights and rights to receive dividends or distributions with respect to the Pledged Securities remain with the Reporting Person unless an event of default under the Pledge Agreement has occurred and is continuing.

Other than as set forth above, to the best knowledge of Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including any class of the Company’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 13974105	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2024

/s/ William G. Smith, Jr.
William G. Smith, Jr.